*AB 3/11

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

13013751

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 1 - 2013
Washington DC
400

SEC FILE NUMBER
8-50745

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/12** (MM/DD/YY) AND ENDING **12/31/12** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BNP Paribas Investment Services, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)
201 South Biscayne Boulevard, Suite 1800
(No. and street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gabriel Duarte **(305) 533-4152**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/14

AFFIRMATION

I, **Gabriel Duarte**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **BNP Paribas Investment Services, LLC**, as of **December 31, 2012**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as a customer, except as follows:

Signature

Chief Financial Officer & FINOP

Title

Notary Public

EVELYNE BOYER
MY COMMISSION # DD 890845
EXPIRES: September 15, 2013
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BNP Paribas Investment Services, LLC

(A wholly owned subsidiary of BNP Paribas)

Statement of Financial Condition

December 31, 2012

pwc

BNP Paribas Investment Services, LLC

(A wholly owned subsidiary of BNP Paribas)

Statement of Financial Condition

December 31, 2012

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP Paribas)
Index
December 31, 2012

Page(s)

Report of Independent Auditors

To Board of Directors and Members of BNP Paribas Investment Services, LLC

We have audited the accompanying statement of financial condition of BNP Paribas Investment Services, LLC (the "Company") as of December 31, 2012.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

pwc

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BNP Paribas Investment Services, LLC at December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers L.L.P.

February 28, 2013

BNP Paribas Investment Services, LLC
(A wholly owned subsidiary of BNP Paribas)
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	$ -
Cash segregated under federal regulations	280,011
Receivable from affiliated clearing broker	3,709,823
Prepaid expenses and other assets	81,746
Total assets	$ 4,071,580
Liabilities and members' equity	
Liabilities	
Payable to affiliate	$ 98,562
Provision for loss contingency	1,225,000
Accrued expenses and other liabilities	373,271
Total liabilities	1,696,833
Members' equity	
Membership certificates	7,767,819
Accumulated deficit	(5,393,072)
Total members' equity	2,374,747
Total liabilities and members' equity	$ 4,071,580

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

BNP Paribas Investment Services, LLC (the "Company") is a Delaware limited liability corporation whose members consist of BNP Paribas ("BNPP" or "Parent") (98%-owner) and French American Banking Corporation (2%-owner), a wholly owned subsidiary of the Parent. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Association ("FINRA").

The Company is engaged in introducing transactions and accounts of customers and clears all of its transactions on a fully disclosed basis through an affiliated entity, BNP Paribas Securities Corp. (the "Clearing Broker"), a registered broker-dealer. The Company is authorized under a FINRA membership agreement to engage in several types of services including executing principal and agency transactions for other affiliated entities and direct retail clients, primarily high net worth individuals. All clients are fully disclosed to the Clearing Broker. The Company's principal office is in Miami, Florida.

2. Significant Accounting Policies

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as, the reported amounts of revenues and expenses during the repOl1ing period. Estimates include assumptions related to contingencies and litigation. The actual results could differ from those estimates.

Cash and Cash Equivalents
The Company classifies demand deposits with an affiliated bank as cash and cash equivalents.

Cash Segregated Under Federal Regulations
The Company is required by its primary regulators, to segregate cash and qualified securities to satisfy rules regarding the protection of customer assets.

Receivable from Affiliated Clearing Broker
The Company maintains deposits in accounts at the Clearing Broker and has receivables for commissions and fees on transactions processed during the month. Such receivables from the Clearing Broker are reported on the Company's Statement of Financial Condition.

Income Taxes

The Company is treated as a partnership for federal, state and local income tax purposes. All taxable items of income, expense, gain and loss pass through the Company to the individual members. Therefore, no income taxes are recorded.

Uncertain tax positions are evaluated in accordance with ASC 740-10-25 *"Accounting for Uncertainty in Income Taxes"* which prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The Company would recognize interest and penalties related to unrecognized tax benefits within Income tax expense in the Statement of Operations. Accrued interest and penalties would be included in Accrued expenses, and other liabilities in the Statement of Financial Position.

3. Related Party Transactions

The Company transacts its securities business with affiliated companies. A summary of significant transactions is as follows:

At December 31, 2012, the receivable from the Clearing Broker was $23,223 relating to these fees.

At December 31, 2012, the Company maintained deposits with the Clearing Broker of $3,686,600.

The Company is charged management fees for administrative duties performed by an affiliate in connection with a service level agreement. At December 31, 2012, the amount payable to affiliate for management fees was $98,562.

4. Off Balance Sheet Risk and Concentration of Credit Risk

The Company clears all of its securities transactions through its Clearing Broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

Although the right of the Clearing Broker to charge the Company applies to all trades executed through the Clearing Broker, the Company believes that there is no reasonable amount assignable to its obligations pursuant to this right as any such obligation would be based upon the future nonperformance by one or more counterparties. At December 31, 2012, the Company had recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

A customer's unsettled trade may ultimately expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. The Company and its Clearing Broker seek to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading activity.

The Company is involved in various transactions where, in the event the customers failed to perform their obligations under contractual terms, the Company may be exposed to risk. Substantially all of the clearing and depository operations for the Company are performed by its Clearing Broker pursuant to a clearance agreement. The Clearing Broker reviews, as considered necessary, the creditworthiness of the customers with which the Company conducts business. The Company's exposure to credit risk is associated with the nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions which can be directly affected by volatile securities markets, credit markets and regulatory changes.

5. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not be less than the greater of $250,000 or 6 2/3% of aggregate indebtedness. At December 31, 2012, the Company had net capital of $2,293,001 which was $2,043,001 in excess of the required net capital.

Under the Company's Membership Agreement with FINRA, the Company is required to comply with the Customer Protection Rule ("Rule 15c3-3") for holding customer funds under the Securities Exchange Act of 1934, as the Company accepts checks from customers which are held for longer than 24 hours. Rule 15c3-3 requires the deposit of cash and/or qualified securities, as defined, in a special reserve account for the exclusive benefit of customers. At December 31, 2012, $280,011 of cash had been segregated in a special reserve account with a third-party. At December 31, 2012, the Company was required to maintain a balance in this account in the amount of $ 0. In addition, the Company operates pursuant to SEC Rule 15c-3-3(k)(2)(ii), clearing all transactions on a fully disclosed basis through its clearing firm. The Company does not safe keep customer securities.

6. Commitments and Contingencies

Risks and Uncertainties
The Company generates a significant portion of its revenues by introducing the domestic and a small number of international customers to its Clearing Broker. The revenues generated are transaction based and subject to a variety of financial uncertainties.

Litigation
The Company is subject to claims and lawsuits in the normal course of business.

On June 3, 2010, the Company was alleged to be liable for losses sustained by certain clients related on some of their investments. On January 30, 2013, the Company agreed to settle the arbitration and related litigation brought by these clients relating to these investments, pursuant to an agreement by which the Company will pay $1,225,000 and the clients will provide full releases from any and all claims of liability relating to the arbitration, including the clients' claimed damages of $2,648,106. The Company accrued the settlement amount of $1,225,000 as provision for loss contingency in the financial statements as of December 31, 2012 and for the year then ended. Management is not aware of any other legal matters that are pending against the Company at this time.

7. Subsequent Events

The Company evaluated subsequent events from January 1, 2013 through February 28, 2013, the date on which the financial statements are issued. On January 30, 2013, the Company agreed to settle the arbitration and related litigation more fully described in footnote 6 for $1,225,000. The Company accrued the settlement amount of $1,225,000 as provision for loss contingency in the financial statements as of December 31, 2012 and for the year then ended. There have been no other material subsequent events that occurred during this period that would require disclosure or adjustments to the financial statements.

MIX
Paper from
responsible sources
FSC® C012076

Printed on paper containing 30% post consumer waste
(PCW) fiber and certified to the Forest Stewardship Council™ standard.